UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 000-55607

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First Mining Gold Corp.
(Translation of registrant's name into English)

Suite 2070, 1188 West Georgia Street

Vancouver, B.C.  V6E 4A2

Canada

 (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibits	Description
99.1	Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2024 and 2023.
99.2	Management’s Discussion & Analysis for the three and nine months ended September 30, 2024
99.3	CEO Certification of Interim Filings
99.4	CFO Certification of Interim Filings

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MINING GOLD CORP.

Date: November 8, 2024
	By:	/S/ “Lisa Peterson”
	Name:	Lisa Peterson
	Title:	Chief Financial Officer and Corporate Secretary

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